UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

__________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 9)*

Aberdeen Emerging Markets Smaller Company Opportunities Fund, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

00301T102

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒  Rule 13d-1(b)
☐  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00301T102	13G	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Group PLC, a company incorporated under the laws of England and Wales
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,028,274
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,028,274
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,028,274
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 41.4%
12.	TYPE OF REPORTING PERSON HC

CUSIP No. 00301T102	13G	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS City of London Investment Management Company Limited, a company incorporated under the laws of England and Wales
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,028,274
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,028,274
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,028,274
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 41.4%
12.	TYPE OF REPORTING PERSON IA

CUSIP No. 00301T102	13G	Page 4 of 8 Pages

Item1(a).	Name of Issuer:

Aberdeen Emerging Markets Smaller Company Opportunities Fund, Inc.

Item1(b).	Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Fund are located at:

Aberdeen Emerging Markets Smaller Company Opportunities Fund, Inc.
c/o Aberdeen Asset Management Inc.
1735 Market Street, 32nd Floor
Philadelphia, PA, 19103

Item2(a).	Name of Person Filing:

This statement is being filed by City of London Investment Group PLC (“CLIG”) and City of London Investment Management Company Limited (“CLIM,” and together with CLIG, the “Reporting Persons”).

The principal business of CLIG is serving as the parent holding company for the City of London group of companies, including CLIM.

CLIM is primarily an emerging markets fund manager, which specializes in investing in closed-end investment companies and is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940.  CLIM is controlled by CLIG.  CLIM is principally engaged in the business of providing investment advisory services to various public and private investment funds, including The Emerging World Fund (“EWF”), a Dublin, Ireland-listed open-ended investment company, Emerging Markets Country Fund (“GBL”), a private investment fund organized as a Delaware business trust, Investable Emerging Markets Country Fund (“IEM”), a private investment fund organized as a Delaware business trust, Emerging (BMI) Markets Country Fund (“BMI”), a private investment fund organized as a Delaware business trust, Emerging Free Markets Country Fund (“FREE”), a private investment fund organized as a Delaware business trust, Frontier Emerging Markets Fund (“FRONT”), a private investment fund organized as a Delaware business trust, The EM Plus CEF Fund (“PLUS”), a private investment fund organized as a Delaware business trust, International Equity CEF Fund (“IEF”), a private investment fund organized as a Delaware business trust, Emerging Markets Global Fund (“EMG”), a private investment fund organized as a Delaware business trust, Emerging Markets Investable Fund (“EMI”), a private investment fund organized as a Delaware business trust, Emerging Markets Free Fund (“EMF”), a private investment fund organized as a Delaware business trust, Global Emerging Markets Fund (“GEM”), a private investment fund organized as a Delaware business trust, Tradex Global Equity Fund (“Tradex”), an Ontario mutual fund, and unaffiliated third-party segregated accounts over which CLIM exercises discretionary voting and investment authority (the “Segregated Accounts”).

EWF, GBL, IEM, BMI, FREE, FRONT, PLUS, IEF, EMG, EMI, EMF, GEM, and Tradex are collectively referred to herein as the “City of London Funds.”

The Shares to which this Schedule 13G relates are owned directly by the City of London Funds and the Segregated Accounts.

CUSIP No. 00301T102	13G	Page 5 of 8 Pages

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Address for CLIG and CLIM:

77 Gracechurch Street
London, EC3V 0AS
England

Item 2(c).	Citizenship:

CLIG - England and Wales

CLIM - England and Wales

Item 2(d).	Title of Class of Securities:

Common Stock, par value $.001 per share

Item 2(e).	CUSIP Number:

00301T102

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E) (for CLIM);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No. 00301T102	13G	Page 6 of 8 Pages

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G) (for CLIG);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

For CLIG and CLIM:

(a)          Amount beneficially owned:

4,028,274

(b)          Percent of class:

41.4%

(c)          Number of shares as to which such person has:

(i)           Sole power to vote or to direct the vote: 0

(ii)          Shared power to vote or to direct the vote:  4,028,274

(iii)         Sole power to dispose or to direct the disposition of: 0

(iv)         Shared power to dispose or to direct the disposition of:   4,028,274

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

CLIG, as the parent holding company of CLIM, and CLIM, as investment advisers to the Funds, have the power to direct the dividends from, or the proceeds of the sale of the shares owned by the Funds.  Each of the Funds owns less than 5% of the shares.

CUSIP No. 00301T102	13G	Page 7 of 8 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

CLIG is the parent holding company of CLIM.  See also Item 3.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 00301T102	13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The reporting persons agree that this statement is filed on behalf of each of them.

CITY OF LONDON INVESTMENT GROUP PLC

Date: February 12, 2016	By:	/s/ Barry M. Olliff
Name: Barry M. Olliff
Title: Director

CITY OF LONDON INVESTMENT MANAGEMENT COMPANY LIMITED

By:	/s/ Barry M. Olliff
Name: Barry M. Olliff
Title: Director